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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                  For the fiscal year ended December 31, 2000

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from         to

                         Commission File Number 1-13565

                   BUILDING ONE EMPLOYEE SAVINGS 401(k) PLAN
                            (Full title of the plan)

                         ENCOMPASS SERVICES CORPORATION
                          3 Greenway Plaza, Suite 2000
                              Houston, Texas 77046
   (Name of issuer of securities held pursuant to the planand address of its principal executive office)

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

                   BUILDING ONE EMPLOYEE SAVINGS 401(K) PLAN

                       Financial Statements and Schedule

                               December 31, 2000

                  (With Independent Auditors' Report Thereon)

                   BUILDING ONE EMPLOYEE SAVINGS 401(k) PLAN

                               Table of Contents

                                                                            Page
                                                                            ----
Independent Auditors' Report...............................................   1

Statement of Net Assets Available for Plan Benefits........................   2

Statement of Changes in Net Assets Available for Plan Benefits.............   3

Notes to Financial Statements..............................................   4

Line 4j--Schedule of Reportable Transactions...............................   8

   Schedules not listed above are omitted because of the absence of conditions under which they are required.

                          Independent Auditors' Report

To the Compensation Committee of the
 Board of Directors of Encompass Services Corporation:

   We have audited the accompanying statement of net assets available for plan benefits of the Building One Employee Savings 401(k) Plan (the Plan) as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the period April 1, 2000 to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and the changes in net assets available for Plan benefits for the period April 1, 2000 to December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

   Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Line 4j--Schedule of Reportable Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 26, 2001

                   BUILDING ONE EMPLOYEE SAVINGS 401(k) PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 2000

                                                                    December 31,
                                                                        2000
                                                                    ------------
Assets:
  Total investments................................................     $ --
  Total receivables................................................       --
                                                                        ----
    Total assets...................................................       --
Total liabilities..................................................       --
                                                                        ----
    Net assets available for plan benefits.........................     $ --
                                                                        ====




                See accompanying notes to financial statements.

                   BUILDING ONE EMPLOYEE SAVINGS 401(k) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

               For the period April 1, 2000 to December 31, 2000

Additions to net assets attributed to:
 Investment income (loss):
  Net realized and unrealized depreciation in fair value of
   investments................................................... $(12,549,755)
  Interest.......................................................    1,227,745
                                                                  ------------
    Total investment income (loss)...............................  (11,322,010)
 Contributions:
  Employer's.....................................................    5,854,399
  Participants'..................................................   15,362,657
  Rollovers......................................................      735,716
                                                                  ------------
    Total contributions..........................................   21,952,772
 Transferred assets..............................................  159,178,730
 Loan principal transferred......................................      488,156
                                                                  ------------
    Total assets transferred.....................................  159,666,886
                                                                  ------------
    Total additions..............................................  170,297,648
                                                                  ------------
Deductions from net assets attributed to:
 Assets transferred to GroupMAC Savings Plan.....................  168,750,899
 Loan distributions to GroupMAC Savings Plan.....................      482,997
 Benefits paid to participants...................................    1,017,488
 Administrative expenses.........................................       46,264
                                                                  ------------
    Total deductions.............................................  170,297,648
                                                                  ------------
    Net increase in net assets available for plan benefits.......           --
Net assets available for plan benefits:
 Beginning of period.............................................           --
                                                                  ------------
 End of period................................................... $         --
                                                                  ============


                See accompanying notes to financial statements.

                   BUILDING ONE EMPLOYEE SAVINGS 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2000

(1) Description of Plan

   The following description of the Building One Employee Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

 (a) General

   Encompass Services Corporation (the Company) adopted the Plan on April 1, 2000. The Plan is a defined contribution plan for which contributions may be made by the Company and participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Several of the Company's subsidiaries previously maintained other qualified profit sharing and 401(k) plans, which were merged into the Plan during 2000. On December 29, 2000, all assets of the Plan were transferred into the GroupMAC Savings Plan (the GroupMac Plan) effective as of January 1, 2001. Effective January 1, 2001 the GroupMAC Savings Plan was amended and the name was changed to the Encompass 401(k) Savings and Retirement Plan (the Encompass Plan) and the Plan was merged into the Encompass Plan.

 (b) Eligibility

   All full-time employees over the age of 18 are eligible to participate in the Plan after 90 days of service, or one year for employees not regularly scheduled to work at least 1,000 hours of service per year. The Plan does not allow for labor union members to participate unless their collective bargaining agreement (or contract) provides for coverage under this Plan.

 (c) Contributions

   Participants of the Plan may contribute, on a tax-deferred basis, up to 15% of their compensation (as defined by the Plan document), subject to certain limitations under the Internal Revenue Code ($10,500 per participant in 2000). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company match is equal to 50% of the employee's contribution, subject to a ceiling of 6% of eligible earnings. Eligible earnings include taxable wages, overtime and bonuses reportable by the Company for a plan year. The Company may make discretionary profit sharing and discretionary matching contributions to the Plan in amounts determined by the Company, amounts may vary based on each participating subsidiary.

 (d) Participant Accounts

   Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching and discretionary contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

 (e) Vesting

   Participants are immediately vested in their contributions plus actual earnings thereon. A participant is 100% vested in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon after completing one year of service, as defined in the Plan document. Any participant in a prior Building One Services Corporation qualified plan (prior plan) that provided for 100% immediate vesting of matching or profit sharing contributions will continue to be fully vested in the prior plan contributions, as

                   BUILDING ONE EMPLOYEE SAVINGS 401(k) PLAN

                               December 31, 2000

well as all contributions made to the Plan. Additionally, participants will fully vest upon reaching the normal retirement age, becoming permanently disabled, termination of employment because of death, or in the event of Plan termination by the Company.

 (f) Investment Options

   Upon enrollment in the Plan, a participant may direct contributions into various investment options offered by the Plan. The Plan offered 15 pooled separate accounts, a Guaranteed Income fund and Encompass Services Corporation common stock.

 (g) Participant Loans Receivable

   Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of (a) one-half of their vested account balance, or
(b) $50,000 reduced by the excess, if any, of (i) the highest outstanding balance of loans from the Plan or any other Plan maintained by the Company or related Company during the one-year period ending on the day before the date the loan was made (ii) over the outstanding balance of loans from the Plan on the date the loan is to be made. Loan transactions are treated as a transfer to
(from) the investment fund from (to) the participant loans receivable fund. Loans are due within five years or up to 15 years if used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable and fair rate based on the prevailing rates charged by reputable financial institutions. Principal and interest are paid at least quarterly.

 (h) Payment of Benefits

   On termination of service due to death, disability or retirement, a participant or his or her beneficiary may elect to receive their vested interest in his or her account if greater than $5,000 by (a) a lump-sum in cash or stock of the Company if applicable, (b) installments, (c) Encompass Services Corporation common stock, or (d) a combination of the above. If the participant vested balance is less than $5,000, a single cash payment will be made. Upon determination of financial hardship, as defined by the Plan document, participants may withdraw the vested amount of their contributions and the employer matching and discretionary contributions subject to certain restrictions.

 (i) Forfeited Accounts

   Prior to the transfer of net assets to the GroupMAC Savings Plan on December 29, 2000, forfeited nonvested accounts totaled $127,165, which were used to reduce 2000 employer contributions.

(2) Summary of Significant Accounting Policies

 (a) Basis of Accounting

   The financial statements of the Plan are prepared under the accrual method of accounting.

 (b) Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements and the reported amounts of changes in Plan net assets during the reporting period. Actual results could differ from those estimates.

                   BUILDING ONE EMPLOYEE SAVINGS 401(k) PLAN

                               December 31, 2000


 (c) Investments Valuation and Income Recognition

   The Plan's investments are stated at fair value, based primarily on the quoted market values of the underlying securities. The Plan's Guaranteed Income Fund is stated at contract value, which approximates fair value. The Company's common stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

 (d) Payment of Benefits

   Benefits are recorded when paid.

(3) Investments

     As of December 31, 2000, there were no investments in excess of 5% of net assets available for plan benefits.

   During 2000, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $12,549,755 as follows:

   Pooled separate accounts...................................... $(12,054,254)
   Common stock..................................................     (495,501)
                                                                  ------------
                                                                  $(12,549,755)
                                                                  ============

(4) Investment Contract with Insurance Company

   The Guaranteed Income Fund is classified as an unallocated insurance contract, not a guaranteed investment contract. This fund is considered a Declared Rate Fund and offers a full guarantee of principal and interest. Interest rates are declared in advance and guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). CIGNA's Guaranteed Income funds do not have maturity dates or penalties for early withdrawals. CIGNA values the Guaranteed Income fund at contract value, which best approximates fair value.

(5) Tax Status

   The Plan has not filed for a tax determination letter from the Internal Revenue Service. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6) Related Party Transactions

   The Plan engages in transactions involving the acquisition or disposition of units of participation in funds managed by CG Trust, the trustee of the Plan (the Trustee). Therefore, these transactions qualify as parties-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

                   BUILDING ONE EMPLOYEE SAVINGS 401(k) PLAN

                               December 31, 2000


(7) Plan Merger

   Effective December 29, 2000, total assets of $169,233,896 were transferred into the GroupMac Plan. On December 31, 2000, the Plan had no net assets available for plan benefits.

(8) Reportable Transaction

   During the year ended December 31, 2000, the Company remitted some participant contributions to the Trustee over a time period that exceeded 15 business days past the end of the month in which the contributions were withheld. The Company provided to the Plan additional contributions, including interest, of $3,165 to correct these delayed payments.

                        BUILDING ONE SAVINGS 401(k) PLAN

                  Line 4j--Schedule of Reportable Transactions

                               December 31, 2000

 Transaction                                              Additional interest
   number       Description of prohibited transaction      paid by employer
 ----------- ------------------------------------------   -------------------
     (I)     The Company remitted some participant              $3,165
             contributions to the Trustee over a time
             period that exceeded 15 business days past
             the end of the month in which the
             contributions were withheld.




                 See accompanying independent auditors' report.

                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Building One Employee Savings 401(k) Plan Committee, the administrator of the Building One Employee Savings 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  BUILDING ONE EMPLOYEE SAVINGS 401(k) PLAN

                                      /s/ Gray H. Muzzy
                                  By: _________________________________________
                                  Name: Gray H. Muzzy
                                  Title: Member, Building One Employee Savings
                                         401(k) Plan Committee

Date: June 29, 2001